BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

BAA

11 December 2002

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

02060633

02 DEC 18 AM 11: 10

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

pp **Alison Livesley**
Head of Investor Relations

To: Alison Livesley
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 11 December 2002

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

BAA

Embargoed until 0700 hrs Wednesday 11 December 2002

NOVEMBER 2002 TRAFFIC FIGURES

BAA's seven UK airports handled 9.3 million passengers in November 2002, an increase of 14.3% on the same month last year and an increase of 2.2% on November 2000.

North Atlantic traffic saw the largest year on year gains, recording an increase of 21.4% on November 2001. However, the North Atlantic market was worst affected by the events of September 11 2001 and was 10.3% below November 2000 levels. Traffic to other long haul markets was also impacted heavily by September 11 2002 and whilst showing a 12.7% increase on November 2001, remains down by 1.5% on November 2000 levels.

Domestic and European scheduled markets were respectively 14.3% and 14.9% ahead of November 2001, and 5.3% and 5.5% up on November 2000. European charter traffic was 12.4% higher than November 2001 and 8.6% higher than November 2000.

Among the individual airports, Stansted recorded the largest year on year increase, 33.8%, followed by Heathrow, up 13.9%, and Edinburgh, up 13.4%. Gatwick has shown an improvement on recent months, up 9.8%, assisted by new low fare services.

Against November 2000, airports with the greatest concentration of low fare services have been the most successful. Stansted, up 43%, Edinburgh up 23%

Mf.../

News Release

Heathrow Gatwick Stansted Glasgow
Edinburgh Aberdeen Southampton

Corporate Affairs
130 Wilton Road, London SW1V 1LQ
Telephone +44 (0)20 7932 6654 Fax +44 (0)20 7932 6659

and Glasgow up 9%. Heathrow is marginally down on November 2000 with a fall of 1.5% and Gatwick is down 12%.

Air transport movements rose 4.5% against November 2001 and 0.3% against November 2000.

For further information on BAA plc see www.baa.com

- Ends -

BAA plc media enquiries: Samantha Birmingham / Caroline Corfield
Tel: +44 (0) 20 7932 6654

BAA plc city enquiries: Maureen Spence
Tel: +44 (0) 20 7932 6776

BAA Traffic Summary : November 2002

Terminal Passengers (000s)	Month	% Change	Fin year to date: Apr-02 to Nov-02	% Change	12 months to Nov-02	% Change
Heathrow	4,846.9	13.9	43,926.0	4.9	62,415.0	2.7
Gatwick	1,796.2	9.8	22,004.2	-4.9	29,354.9	-6.6
Stansted	1,266.1	33.8	11,776.2	15.8	15,687.6	15.4
London Area Total	**7,909.2**	**15.7**	**77,706.4**	**3.4**	**107,457.5**	**1.6**
Southampton	57.9	-11.3	568.9	-8.1	790.6	-8.4
Glasgow	532.8	5.6	5,872.2	7.2	7,727.9	7.0
Edinburgh	556.6	13.4	4,937.0	13.2	6,832.8	13.8
Aberdeen	204.3	0.9	1,834.5	0.8	2,567.3	-0.3
Scottish Total	**1,293.7**	**8.0**	**12,643.7**	**8.5**	**17,128.0**	**8.4**
BAA Total	**9,260.8**	**14.3**	**90,919.0**	**4.0**	**125,376.1**	**2.4**

Air Transport Movements	Month	% Change	Fin year to date: Apr-02 to Nov-02	% Change	12 months to Nov-02	% Change
Heathrow	37,490	1.8	313,402	1.0	458,823	0.1
Gatwick	17,118	9.4	167,906	-3.4	232,913	-6.2
Stansted	13,300	26.9	109,655	1.0	151,342	-1.4
London Area Total	**67,908**	**7.9**	**590,963**	**-0.3**	**843,078**	**-2.0**
Southampton	2,170	-7.9	19,439	-1.9	27,998	-1.0
Glasgow	6,714	-5.6	62,620	-4.2	88,354	-4.4
Edinburgh	8,756	2.5	72,741	5.1	105,200	6.7
Aberdeen	6,705	-8.4	56,349	-6.0	82,690	-4.3
Scottish Total	**22,175**	**-3.5**	**191,710**	**-1.5**	**276,244**	**-0.4**
BAA Total	**92,253**	**4.5**	**802,112**	**-0.6**	**1,147,320**	**-1.6**

Cargo (Metric Tonnes)	Month	% Change	Fin year to date: Apr-02 to Nov-02	% Change	12 months to Nov-02	% Change
Heathrow	113,339	14.7	846,475	7.8	1,227,854	3.2
Gatwick	21,605	2.3	165,133	-10.6	243,412	-15.1
Stansted	17,146	17.0	128,405	14.7	183,434	9.0
London Area Total	**152,090**	**13.0**	**1,140,013**	**5.4**	**1,654,700**	**0.6**
Southampton	40	-2.4	276	22.9	388	10.0
Glasgow	228	-20.0	4,562	2.1	5,491	-15.4
Edinburgh	2,211	47.7	15,903	46.3	20,537	24.2
Aberdeen	297	-15.9	2,553	-13.1	3,822	-23.3
Scottish Total	**2,736**	**28.1**	**23,018**	**25.9**	**29,850**	**6.6**
BAA Total	**154,866**	**13.2**	**1,163,307**	**5.7**	**1,684,938**	**0.7**

Above data excludes Air Taxi passengers and Air Taxi movements.

Market Comparison: November 2002

Market	*BAA Total Nov-01 (000s)*	*BAA Total Nov-02 (000s)*	*% Change*
Domestic	1,778	2,033	14.3
Eire	487	490	0.6
European Scheduled	3,024	3,475	14.9
European Charter*	448	504	12.4
North Atlantic	1,089	1,322	21.4
Other Long Haul	1,274	1,437	12.7
Total	**8,102**	**9,261**	**14.3**

* includes North African Charter

Note: Origins and destinations are classified according to ultimate origin or destination of aircraft in the case of multi sector flights

Note: Figures for the market sectors have been rounded. Totals as per Traffic Summary